Exhibit 99.7

Amendment No. 4 to 2019 Inducement Stock Incentive Plan

AMENDMENT NO. 4 TO

2019 INDUCEMENT STOCK INCENTIVE PLAN

OF

IVERIC BIO, INC.

The 2019 Inducement Stock Incentive Plan (the “Plan”) of IVERIC bio, Inc. (the “Company”) is hereby amended as follows (all capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Plan):

1.	Section 4(a)(1) of the Plan be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

(1)      Authorized Number of Shares. Subject to adjustment under Section 9, Awards may be made under the Plan for up to 4,600,000 shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

3.	Except as set forth herein, the Plan shall remain in full force and effect.

* * *

Approved by the Board of Directors on December 2, 2021.